Exhibit (a)(2)

CERTIFICATE OF INCORPORATION

OF

SOUND POINT MERIDIAN CAPITAL, INC.

1. Name. The name of the Corporation is Sound Point Meridian Capital, Inc.

2. Registered Office and Agent. The address of the corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, and the name of the corporation’s registered agent for service of process in the State of Delaware at such address is Corporation Service Company.

3. Purpose. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “Delaware General Corporation Law”) and to possess and exercise all of the powers and privileges granted by such law and any other laws of the State of Delaware.

4. Authorized Capital. The aggregate number of shares of stock which the Corporation shall have authority to issue is one hundred (100) shares of Common Stock, each with a par value of $0.001.

5. Incorporator. The name and mailing address of the incorporator is Kevin Gerlitz, Sound Point Meridian Capital, Inc., 375 Park Avenue, 33rd Floor, New York, NY 10152.

6. Bylaws. The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

7. Board of Directors; Elections of Directors. The powers of the sole incorporator shall terminate upon the filing of this Certificate of Incorporation, and the names and mailing addresses of the persons who are to serve as directors until their successors are elected and qualify or until their earlier resignation, removal from office, death or incapacity are as follows:

Name	Address

Ujjaval Desai	375 Park Avenue, 33rd Floor New York, NY 10152

Stephen J. Ketchum	375 Park Avenue, 33rd Floor New York, NY 10152

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

8. Right to Amend. The Corporation reserves the right to amend any provision contained in this Certificate of Incorporation as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

9. Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the Delaware General Corporation Law. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 9 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Dated: March 13, 2024

/s/ Kevin Gerlitz
Kevin Gerlitz, Sole Incorporator